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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated December 12, 2002


                         Commission File Number 1-14894


                                   BRASKEM S.A
           (FORMERLY KNOWN AS COPENE - PETROQUIMICA DO NORDESTE S.A.)
                    (Exact Name as Specified in its Charter)

                                       N/A
                       (Translation of Registrant's Name)

                 Rua Eteno, 1561, Polo Petroquimico de Camacari
                     Camacari, Bahia - CEP 42810-000 Brazil
               (Address of principal executive offices) (Zip code)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                    -----            -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No    X
             -----                      ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    December 12, 2002

                                   BRASKEM S.A. (formerly known as COPENE -
                                   PETROQUIMICA DO NORDESTE S.A.)



                                   By:  /s/  Paul Altit
                                       ----------------------------------
                                       Name:  Paul Altit
                                       Title: Director/Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit       Description of Exhibit

   1          Braskem S.A. By-Laws;

   2 Braskem S.A. Minutes of General Meeting of Debenture Holders (tenth issue), held on September 30, 2002;

   3 Braskem S.A. Minutes of Extraordinary General Meeting, held on September 27, 2002;

   4 Braskem S.A. Minutes of the 466th Meeting of the Board of Directors, held on October 23, 2002; and

   5          Press release dated October 21, 2002.